UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85209E109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Aisling Capital V, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,205,511
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,205,511
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Aisling Capital Partners V, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Aisling Capital Partners V LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Andrew Schiff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Steve Elms
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Spruce Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2001 Junipero Serra Boulevard, Suite 640

Daly City, California, 94014

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Aisling Capital V, LP, a Delaware limited partnership (“Aisling”), the direct holder of 1,205,511 shares of Common Stock;

(ii)	Aisling Capital Partners V, LP , a Delaware limited partnership (“ Aisling GP”), a general partner of Aisling;

(iii)	Aisling Capital Partners V LLC, a Delaware limited liability company (“Aisling Partners”), a general partner of Aisling GP and each of the individual managing members of Aisling Partners;

(iv)	Dr. Andrew Schiff, a managing member of Aisling Partners;

(v)	Steve Elms, a managing member of Aisling Partners;

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Aisling Capital V, LP

888 7th Ave, 12th Floor,

New York, New York 10106

Item 2(c).	Citizenship

(i)	Aisling -a Delaware limited partnership;

(ii)	Aisling GP- a Delaware limited partnership ;

(iii)	Aisling Partners- a Delaware limited liability company;

(iv)	Dr. Andrew Schiff - United States;

(v)	Steve Elms- United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

85209E109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,205,511 shares of Common Stock.

(b)	Percent of Class:

Based on the calculations made in accordance with Rule 13d-3(d), each of the Reporting Persons may be deemed to beneficially own approximately 5.18% of the outstanding Common Stock as of the date hereof.

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement based on 23,260,399 shares of Common Stock of the Issuer outstanding as of December 31, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2021.

(c)	Number of shares as to which the Reporting Person has:

(i),(iii) Sole power to vote or to direct the vote/ Sole power to dispose or to direct the disposition of:

As of the date hereof, Aisling may be deemed to have sole power to direct the voting and disposition of the 1,205,511 shares of Common Stock beneficially owned by Aisling.

(ii), (iv) Shared power to vote or to direct the vote/ Shared power to dispose or to direct the disposition of:

By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Aisling GP, Aisling Partners, Messrs. Elms and Schiff may be deemed to share the power to direct the voting and the disposition of the 1,205,511 shares of Common Stock beneficially owned by Aisling as of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Aisling Capital V, LP

By:	/s/ Robert Wenzel
Name: Robert Wenzel
Title: Authorized Signatory

Aisling Capital Partners V, LP

By:	/s/ Robert Wenzel
Name: Robert Wenzel
Title: Attorney-in-Fact

Aisling Capital Partners V LLC

By:	/s/ Robert Wenzel
Name: Robert Wenzel
Title: Attorney-in-Fact

Andrew Schiff

By:	/s/ Robert Wenzel
Name: Robert Wenzel
Title: Attorney-in-Fact

Steve Elms

By:	/s/ Robert Wenzel
Name: Robert Wenzel
Title: Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021

Exhibit B	Power of Attorney, dated as of February 12, 2021